April 26, 2017

VIA EDGAR

Mr. Bryan Hough

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	United States Commodity Index Funds Trust
Pre-Effective Amendment No. 1 to Registration Statement on Form S-1
Relating to the United States Copper Index Fund
File No. 333-216819

Dear Mr. Hough:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, United States Commodity Index Fund Trust hereby respectfully requests that the above-captioned registration statement be ordered effective on April 28, 2017, at 3:00 p.m. ET, or as soon thereafter as practicable.

United States Commodity Index Fund Trust

By: United States Commodity Funds LLC,
its Sponsor

By:	/s/ Carolyn M. Yu
Carolyn M. Yu
General Counsel